Exhibit 21

Subsidiaries as of December 31, 2013

Subsidiaries*	Jurisdiction of Incorporation or Organization	Parent Company
Capital One Bank, (USA), National Association (“COBNA”)	United States	Capital One Financial Corporation
Capital One N.A. (“CONA”)	United States	Capital One Financial Corporation

*Direct subsidiaries of Capital One Financial Corporation other than COBNA and CONA are not listed above because, in the aggregate, they would not constitute a significant subsidiary.